MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos) CONSOLIDATED

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	168,791,818	100	165,854,977	100
2	CURRENT ASSETS	36,177,127	21	33,735,443	20
3	CASH AND SHORT-TERM INVESTMENTS	14,342,181	8	10,057,319	6
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	17,225,923	10	17,938,266	11
5	OTHER ACCOUNTS AND DOCUMENTS RECIVABLE	1,941,836	1	3,291,911	2
6	INVENTORIES	1,124,685	1	939,500	1
7	OTHER CURRENT ASSETS	1,542,502	1	1,508,447	1
8	LONG - TERM	908,009	1	1,132,223	1
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	869,838	1	982,970	1
11	OTHER INVESTMENTS	38,171	0	149,253	0
12	PROPERTY, PLANT AND EQUIPMENT	122,955,691	73	120,978,286	73
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	266,945,029	158	235,271,879	142
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	150,012,185	89	126,994,401	77
17	CONSTRUCTION IN PROCESS	6,022,847	4	12,700,808	8
18	DEFERRED ASSETS (NET)	778,936	0	938,035	1
19	OTHER ASSETS	7,972,055	5	9,070,990	5
20	TOTAL LIABILITIES	107,627,942	100	112,199,420	100
21	CURRENT LIABILITIES	31,884,229	30	39,158,708	35
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	10,891,745	10	9,314,483	8
24	STOCK MARKET LOANS	167,846	0	9,169,605	8
25	TAXES TO BE PAID	4,006,167	4	1,315,471	1
26	OTHER CURRENT LIABILITIES	16,818,471	16	19,359,149	17
27	LONG - TERM LIABILITIES	55,074,067	51	55,232,882	49
28	BANK LOANS	21,842,817	20	26,582,104	24
29	STOCK MARKET LOANS	33,231,250	31	28,650,778	26
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	12,979,271	12	12,180,648	11
32	OTHER LIABILITIES	7,690,375	7	5,627,182	5
33	CONSOLIDATED STOCK HOLDERS' EQUITY	61,163,876	100	53,655,557	100
34	MINORITY INTEREST	0	0	0	0
35	MAJORITY INTEREST	61,163,876	100	53,655,557	100
36	CONTRIBUTED CAPITAL	38,664,156	63	39,270,078	73
37	PAID-IN CAPITAL STOCK (NOMINAL)	319,428	1	329,121	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	27,370,219	45	27,966,456	52
39	PREMIUM ON SALES OF SHARES	10,974,509	18	10,974,501	20
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	22,499,720	37	14,385,479	27
42	RETAINED EARNINGS AND CAPITAL RESERVE	74,390,075	122	62,366,386	116
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(71,458,270)	(117)	(72,814,189)	(136)
45	NET INCOME FOR THE YEAR	19,567,915	32	24,833,282	46

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%
3	CASH AND SHORT- TERM INVESTMENTS	14,342,181	100	10,057,319	100
46	CASH	1,047,858	7	1,087,297	11
47	SHORT-TERM INVESTMENTS	13,294,323	93	8,970,022	89

18	DEFERRED ASSETS (NET)	778,936	100	938,035	100
48	AMORTIZED OR REDEEMED EXPENSES	603,911	78	643,336	69
49	GOODWILL	175,025	22	294,699	31
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0

21	CURRENT LIABILITIES	31,884,229	100	39,158,708	100
52	FOREIGN CURRENCY LIABILITIES	10,887,878	34	5,143,616	13
53	MEXICAN PESOS LIABILITIES	20,996,351	66	34,015,092	87

24	STOCK MARKET LOANS	167,846	100	9,169,605	100
54	COMMERCIAL PAPER	167,846	100	9,169,605	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	16,818,471	100	19,359,149	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	16,818,471	100	19,359,149	100

27	LONG - TERM LIABILITIES	55,074,067	100	55,232,882	100
59	FOREIGN CURRENCY LIABILITIES	46,323,487	84	50,204,008	91
60	MEXICAN PESOS LIABILITIES	8,750,580	16	5,028,874	9

29	STOCK MARKET LOANS	33,231,250	100	28,650,778	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	33,231,250	100	28,650,778	100

30	OTHER LOANS	0	0	0	0
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	12,979,271	100	12,180,648	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	12,979,271	100	12,180,648	100
67	OTHERS	0	0	0	0

32	OTHER LIABILITIES	7,690,375	100	5,627,182	100
68	RESERVES	7,690,375	100	5,627,182	100
69	OTHERS LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY	(71,458,270)	100	(72,814,189)	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(12,426,529)	17	(12,426,533)	17
71	INCOME FROM NON-MONETARY POSITION ASSETS	(59,031,741)	83	(60,387,656)	83

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
S	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

72	WORKING CAPITAL	4,292,898	(5,423,265)
73	PENSIONS FUND AND SENIORITY PREMIUMS	7,690,375	5,627,182
74	EXECUTIVES (*)	139	148
75	EMPLOYERS (*)	11,659	12,710
76	WORKERS (*)	51,977	54,652
77	CIRCULATION SHARES (*)	12,777,101,725	13,164,847,668
78	REPURCHASED SHARES (*)	387,745,943	845,152,332

(*)	THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY 1st TO DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	112,859,717	100	117,292,056	100
2	COST OF SALES	56,695,254	50	54,158,059	46
3	GROSS INCOME	56,164,463	50	63,133,997	54
4	OPERATING	16,547,340	15	18,114,680	15
5	OPERATING INCOME	39,617,123	35	45,019,317	38
6	TOTAL FINANCING COST	6,469,625	6	2,540,089	2
7	INCOME AFTER FINANCING COST	33,147,498	29	42,479,228	36
8	OTHER FINANCIAL OPERATIONS	0	0	0	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	33,147,498	29	42,479,228	36
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	13,327,882	12	17,191,349	15
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	19,819,616	18	25,287,879	22
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(251,701)	0	(454,597)	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS	19,567,915	17	24,833,282	21
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	19,567,915	17	24,833,282	21
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	19,567,915	17	24,833,282	21
19	NET INCOME OF MINORITY INTEREST	0	0	0	0
20	NET INCOME OF MAJORITY INTEREST	19,567,915	17	24,833,282	21

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount	%	Amount	%

1	NET SALES	112,859,717	100	117,292,056	100
21	DOMESTIC	110,327,936	98	114,756,073	98
22	FOREIGN	2,531,781	2	2,535,983	2
23	TRANSLATED INTO DOLLARS (***)	255,763	0	253,381	0

6	TOTAL FINANCING COST	6,469,625	100	2,540,089	100
24	INTEREST PAID	6,045,553	93	7,396,080	291
25	EXCHANGE LOSSES	4,444,607	69	0	0
26	INTEREST EARNED	1,225,441	19	1,352,136	53
27	EXCHANGE PROFITS	0	0	1,224,560	48
28	GAIN DUE TO MONETARY POSITION	(2,795,094)	(43)	(2,279,295)	(90)

8	OTHER FINANCIAL OPERATIONS	0	0	0	0
29	OTHER NET EXPENSES (INCOME) NET	0	0	0	0
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	13,327,882	100	17,191,349	100
32	INCOME TAX	10,638,595	80	11,180,048	65
33	DEFERED INCOME TAX	(312,985)	(2)	2,856,034	17
34	WORKERS' PROFIT SHARING	3,002,272	23	3,155,267	18
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
R	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

36	TOTAL SALES	112,859,716	117,292,055
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	112,859,717	117,292,056
39	OPERATION INCOME (**)	39,617,123	45,019,317
40	NET INCOME OF MAJORITY INTEREST (**)	19,567,915	24,833,282
41	NET CONSOLIDATED INCOME (**)	19,567,915	24,833,282

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount

1	CONSOLIDATED NET INCOME	19,567,915	24,833,282
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	19,618,197	22,485,003
3	CASH FLOW FROM NET INCOME OF THE YEAR	39,186,112	47,318,285
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,417,246)	1,483,041
5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	36,768,866	48,801,326
6	CASH FLOW FROM EXTERNAL FINANCING	(7,583,311)	(8,399,339)
7	CASH FLOW FROM INTERNAL FINANCING	(13,415,522)	(21,580,087)
8	CASH FLOW GENERATED (USED) BY FINANCING	(20,998,833)	(29,979,426)
9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(11,485,170)	(23,664,905)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	4,284,863	(4,843,005)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	10,057,318	14,900,324
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,342,181	10,057,319

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing
REF		QUARTER OF PRESENT	QUARTER OF PREVIOUS
C	CONCEPTS	FINANCIAL YEAR	FINANCIAL YEAR
		Amount	Amount
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	19,618,197	22,485,003
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	19,567,699	18,242,501
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+(-) OTHER ITEMS	50,498	4,242,502

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,417,246)	1,483,041
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	712,343	(1,789,710)
19	+(-) DECREASE (INCREASE) IN INVENTORIES	(185,186)	(80,445)
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,281,780	4,018,984
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(4,226,183)	(665,788)

6	CASH FLOW FROM EXTERNAL FINANCING	(7,583,311)	(8,399,339)
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	16,054,604	73,448,106
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	168,607	842,052
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,990,453	0
27	(-) BANK FINANCING AMORTIZATION	(25,694,695)	(75,620,264)
28	(-) STOCK MARKET AMORTIZATION	(1,102,280)	(1,448,042)
29	(-) OTHER FINANCING AMORTIZATION	0	(5,621,191)

7	CASH FLOW FROM INTERNAL FINANCING	(13,415,522)	(21,580,087)
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	(605,930)	(1,342,334)
31	(-) DIVIDENS PAID	(7,210,901)	(7,082,927)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(5,598,691)	(13,154,826)

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(11,485,170)	(23,664,905)
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	(79,050)	(134,447)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(11,487,316)	(22,762,996)
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	(1,489,625)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	81,196	722,163

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

RATIOS

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
P	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount
	YIELD
1	NET INCOME TO NET SALES	17.34%		21.17%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	31.99%		46.28%
3	NET INCOME TO TOTAL ASSETS ( **)	11.59%		14.97%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	29.04%		24.25%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	14.28%		9.18%
	ACTIVITY
6	NET SALES TO NET ASSETS (**)	0.67	times	0.71	times
7	NET SALES TO FIXED ASSETS (**)	0.92	times	0.97	times
8	INVENTORIES ROTATION (**)	50.41	times	57.65	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	48	days	48	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.14%		10.03%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	63.76%		67.65%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.76	times	2.09	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.16%		49.33%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.79%		45.66%
15	OPERATING INCOME TO INTEREST PAID	6.55	times	6.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.05	times	1.05	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.13	times	0.86	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.10	times	0.84	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.34	times	0.30	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	44.98%		25.68%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	34.72%		40.34%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.14)%		1.26%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	6.08	times	6.60	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	36.11%		28.02%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	63.89%		71.98%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.02%		96.19%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED FINANCIAL STATEMENT

Final printing
REF		QUARTER OF PRESENT		QUARTER OF PREVIOUS
D	CONCEPTS	FINANCIAL YEAR		FINANCIAL YEAR
		Amount		Amount

1	BASIC PROFIT PER ORDINARY SHARE (**)	1.51		$1.84	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	0.00		$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	0.00		$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	1.51		$1.84	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	0.00		$0.00	$
8	CARRYNG VALUE PER SHARE	4.79		$4.08	$
9	CASH DIVIDEND ACUMULATED PER SHARE	0.56		$0.54	$
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	3.30	times	4.08	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.47	times	9.04	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing
  For the third consecutive year, TELMEX added more than one million lines, bringing the total to 14,446,436 fixed lines in service at year-end
  Internet access accounts totaled 1,165,401 with an addition of more than 250 thousand access accounts.
  During 2002, more than 400 thousand line equivalents for data transmission were added totaling 2,020,792

Operating results

Local

In the fourth quarter, 288,333 lines were added, 19.8% lower than the same period of 2001 but 6.8% higher than the third quarter. For the 12 months, there was a gain of 1,074,857 lines. Total lines in service had an annual increase of 8.0% totaling 14,446,436 lines.

Lines with at least one digital service increased 36.1% totaling 4,365,695 in the twelve months, reflecting penetration of digital services of 30.2% of lines, 6.2% more than in 2001.

In the fourth quarter, total call traffic amounted to 6,489 million calls, an increase of 2.0% compared with the same period of 2001 and 0.9% lower than the third quarter. For the full year, total call traffic rose to 25,678 million calls, 0.4% higher than the previous year.

Interconnection traffic with telecommunications operators was 5,822 million minutes in the fourth quarter, an increase of 13.4% and 3.4% more than in the third quarter. At year-end 2002, interconnection traffic rose to 21,651 million minutes, 12.1% higher than the previous year.

Long distance

In the fourth quarter, domestic long distance minutes totaled 3,731 million, 5.9%, higher than the same period of 2001 and 3.2% higher than the third quarter. For the full year, domestic long distance minutes increased 0.7%, totaling 14,347 million minutes.

In the fourth quarter, international long distance traffic totaled 912 million minutes, 19.9% lower than the same period of the previous year and 30.0% lower than in the third quarter. The decrease was due to lower economic activity in the United States as well as lower incoming international long distance traffic. For the full year, international long distance traffic increased 11.7%, totaling 4,922 million minutes.

Data

In the fourth quarter, 180,042 line equivalents for data transmission were added, 29.3% higher than the fourth quarter of 2001. At December 31, 2002, TELMEX had 2,020,792 line equivalents for data transmission, an annual increase of 28.4%.

During the quarter, 63,783 Internet access accounts were added, 5.8% lower than the same period of last year and 25.4% lower than the third quarter. For the full year, 252,274 Internet access accounts were added, 9.6% lower than the same period of last year. At year-end, TELMEX had 1,165,401 Internet access accounts in operation, 27.6% more than in 2001.

Prodigy Infinitum (DSL) had a gain of 21,681 accounts during the fourth quarter bringing the total at year-end to 66,566 accounts, up from 4,938 accounts in 2001. Prodigy Infinitum offers three speeds: 256 Kbps, 512 Kbps and 2,048 Kbps to its residential and small and medium sized business customers in order to meet their specific needs.

In 2002, TELMEX continued to offer packages of products and services in order to maintain the company's position in the competitive data market. As a result, revenues generated by the data transmission business for the fourth quarter rose to 3,355 million pesos, 8.2% higher than the fourth quarter of 2001 and 7.2% more than the third quarter. For the full year, data transmission revenues totaled 12,454 million pesos, 3.3% higher than the previous year.

TELMEX financial results

For the fourth quarter, total revenues decreased 1.6% compared with the same period of 2001 and for the full year, the decrease was 3.8% compared with 2001. The decrease in revenues was due to lower local, interconnection, domestic and international long distance traffic growth rhythm and because of the slowdown of economic activity and the reduction of rates in real terms.

Operating costs and expenses increased 4.5% compared with last year's fourth quarter and for the full year they increased 1.3%. If costs related with interconnection that increased 12.6% in the fourth quarter and 10.7% for the full year, due to the increase in traffic carried through TELMEX's network, and depreciation and amortization were put aside, total costs would show a decrease of 5.3% in the fourth quarter and 3.4% in the full year.

This is the result of a reduction in commercial, administrative and general expenses of 11.6% in the fourth quarter and a decrease of 8.7% for the full year. Cost of sales and services decreased 0.2% compared with the fourth quarter of last year and for the full year they only increased 0.4%.

In November 2002, TELMEX registered a charge of 12.5 million dollars related to our settlement with XO Communications.

In the fourth quarter, EBITDA decreased 1.2% totaling 15,205 million pesos and for the full year it totaled 59,185 million pesos, a decrease of 6.4%. Operating income was 10,763 million pesos in the fourth quarter, 10.6% lower than the same period of 2001. For the full year, operating income totaled 39,617 million pesos, 12.0% lower than in 2001.

During the fourth quarter, comprehensive financing cost had a charge of 802 million pesos, resulting from an exchange loss of 629 million pesos of a net interest charge of 853 million pesos and a gain of 680 million pesos in the monetary position. The exchange loss was mainly due to the fluctuation of the peso against the dollar, partially offset by hedges made by the company. For the full year, comprehensive financing cost rose to 6,470 million pesos.

At year-end, total debt outstanding was 66.1 billion pesos of which 57.2 billion pesos was in foreign currency. Hedges rose to 418 million dollars with an average strike price of 10.2487 pesos per dollar and monetary assets were 920 million dollars.

Net income for the fourth quarter was 5,284 million pesos, 17.6% lower than the same period of 2001. For the full year, net income was 19,568 million pesos, a decrease of 21.2% compared with the previous year. TELMEX's earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.41 pesos, 16.3% lower than the same period of the previous year, and for the full year were 1.53 pesos, 19.0% lower than 2001.

Comments on local financial results

The local service income statement shows an increase in revenues for this line of business of 1.0% for the fourth quarter of 2002. The increase was mainly due to interconnection traffic with telecommunications and cellular operators that offset lower revenues in access, rents and measured service. For the year, local revenues decreased 3.3% because of the reduction of the interconnection rate and the reduction of local rates in real terms.

In the fourth quarter, costs increased 7.3% compared with the same period of the previous year. The decrease was due to charges of depreciation amortization and interconnection. If these charges were eliminated, operating costs and expenses would have decreased 1.8%.

EBITDA increased 0.2% in the fourth quarter and for the full year, it decreased 7.9%. Operating income for the fourth quarter decreased 9.5% and for the full year the decrease was 13.8%.

Comments on long distance financial results

The long distance income statement shows that long distance revenues for the fourth quarter decreased 8.0% due lower international long distance billed traffic as well as the reduction of long distance rates in real terms. Revenues for the full year decreased 8.9% because growth in traffic did not offset the decrease of long distance rates in real terms.

In the fourth quarter, total operating costs and expenses decreased 6.5% compared with the same period of 2001, due to the reduction of commercial, administrative and general expenses of 18.5% and the reduction of 14.9% of interconnection costs to the local network.

EBITDA for the fourth quarter was 5.3% lower than the same period of 2001. Operating income decreased 11.5% compared with the same period of the previous year. For the full year, EBITDA and operating income for the long distance business decreased 13.8% and 19.8%, respectively.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

FINANCIAL STATEMENT NOTES

ANNEX 2

CONSOLIDATED

Final printing

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

(FIGURES IN THOUSANDS OF PESOS)

S 12 PLANT, PROPERTY AND EQUIPMENT (NET)

Following, the breakdown is provided for the fixed assets included for the fourth. quarter of 2002, by the methods of specific index and the NCPI, 5th document.
CONCEPT	INDEX	NCPI	VARIATION

Investment	$266,945,029	$304,626,205	$(37,681,176)
Depreciation	(150,012,185)	(179,701,344)	29,689,159
Construction in process	6,022,847	5,623,207	399,640

Total	122,955,691	130,548,068	(7,592,377)

Results	18,296,652	21,655,655	(3,359,003)

S 18 DEFERRED ASSETS

At December 31, 2002, deferred assets rose to $ 778,936 that is composed mainly by $ 603,911, that correspond to the acquisition of concessions to operate radio spectrum frequency bands to provide fixed wireless and mobile telephony services, that will be amortized in 20 years and the amount of $ 175,025 correspond to goodwill that Telefonos de Mexico Group recognizes for share acquisitions of Teckmarketing, Aspel and Multicom Nacional; this goodwill will be amortized in 5 years.

S 19 OTHER ASSETS

Other assets rose to $ 7,972,055 and is composed by the following concepts:

INVENTORIES: rose to $ 1,069,697 at December 31, 2002 and $ 1,067,981 in December, 2001, that are mainly for the construction and/or maintenance of the telephone plant; these are valuated by average cost method and are updated based on the specific index method.

INTANGIBLE ASSET: for $ 6,902,358 at December 31, 2002 and $ 8,003,009 at December, 2001, is derived by labor obligations in accordance with Bulletin D-3 of the Mexican Institute of Public Accountants. This item does not impact the results.

S 23 AND S 28 BANK LOANS

In this item, supplier's credits are included in bank credits. The suplier's credits are reclassified to bank loans because in this document, sific/ics, long term opening to suplier's does not exist.

S 24 AND S 29 STOCK MARKET LOANS

On June 11, 1999, The Company issued US $ 1,000 million of convertible senior debentures. The debentures are convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX "L" shares. The conversion price is U.S.$47.46095 per ADS, equal to a conversion ratio of 21.07 "L" shares ADSs U.S.$1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances. As result of the spin-off, the conversion rate was adjusted from 21.07 to 33.81

On January 26, 2001, TELMEX issued senior notes for U.S.$1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$500 million with similar characteristic.

S 42 RETAINED EARNINGS AND STOCKHOLDERS' EQUITY RESERVE

At December 31, 2002, this item rose to $ 74,390,075 and is composed by the following concepts:

Legal reserve $ 15,296,018, retained earnings unappropriated $ 78,621,451, accumulated effect for deferred income tax of $ (12,625,756) and accumulated income D-4 for $ (6,901,638).

On August 7, 2001 and april 29, 2002 the shareholders meeting approved the amount 10,000,000 and $4,549,888, respectively, to repurchase its own shares. This amount is being taken from retained earnings.

From August 8, 2001 to December 31, 2002 the company has repurchased shares for $ 8,978,762 value historic.

S 44 EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS' EQUITY

At December 31, 2002, this item rose to $ (71,458,270) and is composed in the following manner:

Result of the monetary position rose to $ (12,426,529), resulting from non monetary assets of $(50,093,063). Adjustment for labor obligations $(15,287,310), deferred income tax and specific index and INPC $6,348,632.

S 73 PENSION FUND AND YEARS OF SERVICE PREMIUM

In this item, the balance of the labor reserve is presented at December 31, 2002, that rose to $ 7,690,375.

COMPREHENSIVE INCOME

At December 31, 2002 Telmex Group is presenting $ 20,923,843 corresponding to comprehensive income, by the application of Bulletin B-4 comprehensive income; and is comprised of the following:
Net Result of the 12 months	19,567,915
Income tax effect deferred in this period	(1,032,253)
Result for retention of non monetary assets	9,978,335
Effect of labor obligations	(7,590,154)

Comprehensive Income	$20,923,843

NOTES TO THE INCOME STATEMENT

R 6 INTEGRAL COST OF FINANCING

In November, 2002, TELMEX registered a charge of 12.5 million dollars related to our settlement with XO-Communications.

R 28 MONETARY POSITION RESULT

At December 31, 2002, Telmex Group had not carried out operations in UDIS.

R 33 DEFERRED INCOME TAX

At December 31, 2002, Telmex Group is recognizing $ (312,985), for the application of the Bulletin D-4 "Accounting treatment of income tax, asset tax and employee profit sharing".

STATEMENT OF CHANGES IN THE FINANCIAL POSITION

C 39 OTHER ITEMS

The inventories in this item are presented, mainly for the construction and/or maintenance of the telephone plant.

RATIOS

P 08 INVENTORY ROTATION

Does not apply to Telefonos de Mexico, S.A. de C.V. The SIFIC/ICS system considers total costs of goods and services (Ref. R2) and relates it with the inventory of merchandise for sale (Ref. S 6); fact that varies the result.

GENERAL NOTE

CONSOLIDATION

The consolidated financial statements include the accounts of Telefonos de Mexico, S.A. de C.V., and its twenty four subsidiaries and three foreign subsidiaries, of which fully owns its capital stock, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. that 80.10 % is owned. The impact of the results of the associate companies are also included.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER 4 YEAR: 2002

TELEFONOS DE MEXICO, S.A. DE C.V.

RELATIONS OF SHARES INVESTSMENTS

ANNEX 3 CONSOLIDATED

Final printing
					TOTAL AMOUNT
COMPANY NAME		MAIN ACTIVITIES	NUMBER	OWNERSHIP	(Thousands of Pesos)
			OF		ACQUISITION	PRESENT
			SHARES	%	COST	VALUE
SUBSIDIARIES

1	Consertel, S.A. de C.V.	Investments in all types of businesses	28,444,797	100	16,374,507	30,390,014
2	Cia. de Telefonos y Bienes Raices, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100	1,040,903	6,813,809
3	Alquiladora de Casas, S.A. de C.V.	Real estate acquisition and leasing	686,001,490	100	702,096	2,984,280
4	Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone plant	28,369,000	100	28,636	488,836
5	Limpieza Tecnica Especializada, S.A. de C.V.	Cleaning Service Company	50	100	49	55
6	Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	29,440,000	100	89,430	138,392
7	Multicomunicacion Nacional, S.A. de C.V.	Trunking, sales & installation services	186,000,000	100	137,877	156,187
8	Teleconstructora, S.A. de C.V.	Construction & maint. of telephone plant	19,400,000	100	19,397	110,581
9	Anuncios en Directorios, S.A. de C.V.	Sale of advertising space in yellow pages	1,081,750	100	1,240	64,410
10	Operadora Mercantil, S.A. de C.V.	Sale agent advertising space in yellow pages	50,000	100	54	1,291
11	Impulsora Mexicana de Telecomunicaciones, S.A. de	Network projects	4,602,225	100	4,602	27,668
12	Fuerza y Clima, S.A. de C.V.	Air conditioning installation & maint.	4,925,000	100	4,944	69,584
13	Telefonos del Noroeste, S.A. de C.V.	Telecommunications services	110,000,000	100	75,279	843,305
14	Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	50,000	80.10	40	162
15	Tecmarketing, .S.A. de C.V.	Telemarketing services	6,850,000	100	138,972	178,968
16	Comertel Argos, S.A. de C.V.	Personnel services	6,000	100	13	2,598
17	Telmex International, Inc.	Holding Company in the U S A.	3	100	172,757	195,691
18	Instituto Tecnologico de Telefonos De Mexico, A.C	Trainning & research services	1,000	100	1	4
19	Buscatel, S.A. de C.V.	Paging services	111,645	100	142,445	246,121
20	Consorcio Red Uno, S.A. de C.V.	Design and integrated telec. Services	167,691,377	100	360,533	525,107
21	Uninet, S.A. de C.V.	Data transmission services	5,647,430	100	564,743	965,027
22	Aerofrisco, S.A. de C.V.	Air Taxi services	3,113,528,600	100	310,871	515,918
23	Telnicx, S.A. de C.V.	Managment of yellow pages	4,865,360	100	6,853	8,825
24	Teninver, S.A. de C.V	Investments in all types of businesses	61,952	100	62	65
25	Grupo Tecnico de Administracion, S.A. de C.V.	Management, consulting & org. Services	1,666,024,952	100	4,719,065	4,908,711
26	Telmex Internet Investments, L.L.C	Investments in Internet companies	1,000	100	996,366	1,143,923
27	Telmex Internet, L.L.C.	Investments in Internet companies	1,000	100	280,386	304,230
	Others Subsidiaries ___ (Number of subsidiaries)
	TOTAL INVESTMENT IN SUBSIDIARIES				26,172,121	51,083,763
	ASSOCIATES

1	T1MSN, Corp.	Internet Portal	3,010,850	50	280,386	54,767
2	Technology and Internet , LLC	Investments in Internet companies	500	50	974,989	255,232
3	Tecnology Fund I, LLC	Investments in communications companies	500	50	20,898	15,719
4	Organizacion Recuperadora de Cartera, S.A. de	Holding telemarketing company	459,124,621	45	459,125	457,857
5	Centro Historico de la Ciudad de Mexico, S.A. d	Real estate services	80,020,000	27.72	80,020	86,263
	Others Associates ____ (Number of associates)
	TOTAL INVESTMENT IN ASSOCIATES				1,815,418	869,838
	OTHER PERMANENT INVESTMENTS					38,171
	T O T A L					51,991,772

NOTES:

A) The number of shares of the company Consertel, S.A. de C.V. are presented in thousands, since this column only allows ten digits.

B) Telmex owns 100% of shares corresponding to the subsidiary Consertel, S.A. de C.V. minus one share.

C) Consertel, S.A. de C.V. owns 100% of the companies from number 2 to 25, except for the domestic subsidiary Aerocomunicaciones, S.A. de C.V. of which 80.10% is owned.

D) The capital contribution in foreign subsidiaries L.L.C., numbers 26 and 27 are presented as membership interest.

E) The subsidiaries numbers 5, 10 and 24 are not currently in operation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4 YEAR: 2002

TELEFONOS DE MEXICO, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT

(Thousands of Pesos)

ANNEX 4

CONSOLIDATED

Final printing
					DEPRECIATION	CARRYING VALUE
CONCEPT	ACQUISITION	ACCUMULATED	CARRYING	REVALUATION	ON	(+) REVALUATION
	COST	DEPRECIATION	VALUE		REVALUATION	(-) DEPRECIATION
DEPRECIATION ASSETS
PROPERTY	4,657,795	843,101	3,814,694	17,492,234	9,160,240	12,146,688
MACHINERY	97,836,771	37,036,893	60,799,878	124,695,296	89,279,130	96,216,044
TRANSPORT EQUIPTMENT	8,401,516	6,143,422	2,258,094	6,457,937	5,957,042	2,758,989
OFFICE EQUIPMENT	1,474,849	917,604	557,245	823,004	674,753	705,496
COMPUTER EQUIPMENT
OTHER
DEPRECIABLE TOTAL	112,370,931	44,941,020	67,429,911	149,468,471	105,071,165	111,827,217
NO DEPRECIATION ASSETS
GROUNDS	1,063,156	0	1,063,156	4,042,471	0	5,105,627
CONSTRUCTIONS IN PROCESS	5,807,440	0	5,807,440	215,407	0	6,022,847
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	6,870,596	0	6,870,596	4,257,878	0	11,128,474
TOTAL	119,241,527	44,941,020	74,300,507	153,726,349	105,071,165	122,955,691

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

CREDITS BREAK DOWN

(Thousands of Pesos)

ANNEX 5 CONSOLIDATED

Final printing
			Denominated in		Amortization of Credits in Foreing Currency With National Entities (Thousands Of Pesos)						Amortization of Credits in Foreing Currency With Foreing Entities (Thousands Of Pesos)
Credit	Amortization	Rate	Pesos		Time Interval						Time Interval
Type /	Date	of	Until 1	More Than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
Institution		Interest	Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS
FOREIGN TRADE
AB SVENKS EXPORTKREDIT (1)	14/12/2005	2.38	0	0	0	0	0	0	0	0	0	29,267	29,267	17,691	0	0
ABN AMRO BANK (1)	30/11/2006	3.28	0	0	0	0	0	0	0	0	0	624,937	624,937	624,937	596,081	0
ABN AMRO BANK (1)	15/03/2008	2.81	0	0	0	0	0	0	0	0	0	928,781	928,781	928,781	928,781	774,094
DEXIA BANK (1)	31/12/2012	2.38	0	0	0	0	0	0	0	0	0	239,330	239,330	239,330	239,330	741,627
BANCO BILBAO VIZCAYA ARGENTARIA S.A. (1)	22/12/2007	2.13	0	0	0	0	0	0	0	0	0	81,428	162,857	162,857	162,857	162,857
BANCO INTERN., SAG (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	1,016	1,044	527	527	0
BANCO SANTANDER CENTRAL HIPANO NEW YORK BRANCH (1)	05/04/2008	1.58	0	0	0	0	0	0	0	0	0	23,338	23,338	23,338	23,338	23,338
BANK OF AMERICA NAT. (1)	17/04/2006	1.63	0	0	0	0	0	0	0	0	0	154,052	144,209	111,409	19,050	0
BANK OF AMERICA NAT. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	44,864	46,116	23,275	23,275	0
BANK OF AMERICA NAT. (1)	15/12/2003	1.76	0	0	0	0	0	0	0	0	0	21,899	0	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.63	0	0	0	0	0	0	0	0	0	203,220	83,079	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.38	0	0	0	0	0	0	0	0	0	89,320	89,320	89,320	0	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	1.76	0	0	0	0	0	0	0	0	0	8,140	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	139,233	145,664	73,183	73,183	0
CREDIT LYONNAIS (1)	16/10/2003	1.76	0	0	0	0	0	0	0	0	0	21,615	0	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	1.93	0	0	0	0	0	0	0	0	0	402,759	383,805	325,089	257,608	29,540
GOLDMAN SACHS INTERN (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	9,978	10,256	5,176	5,176	0
JP MORGAN CHASE BANK (1) *	14/12/2003	2.26	0	0	0	0	0	0	0	0	0	4,640,625	0	0	0	0
JP MORGAN CHASE BANK (1) *	20/12/2004	2.08	0	0	0	0	0	0	0	0	0	0	4,640,625	0	0	0
KREDITANSTALT FUR WIEDE (1)	15/12/2006	2.68	0	0	0	0	0	0	0	0	0	120,312	120,312	120,312	120,313	0
KREDITANSTALT FUR WIEDE (1)	30/11/2004	1.88	0	0	0	0	0	0	0	0	0	2,282	2,282	0	0	0
MARUBENI CORP. (1)	11/03/2004	2.88	0	0	0	0	0	0	0	0	0	30,938	15,469	0	0	0
MITSUI & CO. LTD (1)	30/11/2006	2.96	0	0	0	0	0	0	0	0	0	56,246	56,246	56,246	56,246	0
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	0	15,983	16,015	16,015	16,015	185,683
NORDEA BANK FINLAND PLC (1)	09/11/2004	2.88	0	0	0	0	0	0	0	0	0	121,688	95,906	0	0	0
NORDEA BANK FINLAND PLC (1)	04/12/2007	2.63	0	0	0	0	0	0	0	0	0	328,674	328,674	328,674	173,986	16,104
NORDIC INVESTMENT BANK (1)	06/12/2006	2.48	0	0	0	0	0	0	0	0	0	103,125	103,125	103,125	103,125	0
BNP PARIBAS N.Y. (1)	03/02/2003	2.26	0	0	0	0	0	0	0	0	0	37,331	0	0	0	0
PRIVATE EXPORT FUNDING CORP (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	52,156	0	0	0	0
SKANDINAVISKA ENSKILDA BANK (1)	15/08/2009	2.81	0	0	0	0	0	0	0	0	0	136,938	136,938	136,938	136,938	345,374
SKANDINAVISKA ENSKILDA BANK (1)	28/02/2004	2.38	0	0	0	0	0	0	0	0	0	79,994	20,242	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	1.82	0	0	0	0	0	0	0	0	0	20,603	0	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	14,310	14,710	7,424	7,424	0
SOCIETE GENERALE PARIS (1)	11/05/2007	2.13	0	0	0	0	0	0	0	0	0	92,346	45,737	19,712	795	14
SUMITOMO CORPORATION (1)	19/06/2006	2.63	0	0	0	0	0	0	0	0	0	96,869	82,517	53,643	19,560	0
THE BANK OF TOKYO-MITSUB (1)	29/12/2008	2.73	0	0	0	0	0	0	0	0	0	206,250	270,757	270,757	270,757	335,264
ARRENDADORA BANAMEX (1)	26/06/2004	2.38	0	0	0	222,796	118,377	0	0	0	0	0	0	0	0	0
BANAMEX AGENCIA NEW YORK (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	7,146	7,346	3,707	3,707	0
BANAMEX, S.A. (1)	27/06/2005	2.38	0	0	0	179,762	194,346	100,799	0	0	0	0	0	0	0	0
BANCA SERFIN AG. N. Y. (1)	24/12/2006	2.19	0	0	0	0	0	0	0	0	0	3,691	3,857	1,940	1,938	0
BBVA BANCOMER (2)	27/01/2004	8.65	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2005	2.38	0	0	0	199,015	212,567	227,066	0	0	0	0	0	0	0	0
BBVA BANCOMER (1)	10/10/2006	2.28	0	0	0	109,580	112,886	116,292	119,801	0	0	0	0	0	0	0
BANCO INTERNACIONAL, S.A. (1)	24/11/2006	2.19	0	0	0	23,387	24,040	12,133	12,133	0	0	0	0	0	0	0
BANCO SANTANDER MEX. (1)	04/03/2003	2.13	0	0	0	626,837	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	8.61	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX, S.A. (1)	26/06/2006	2.28	0	0	0	256,193	266,062	276,335	142,151	0	0	0	0	0	0	0
HEWLETT PACKARD DE MEX (2)	31/03/2005	8.00	0	0	0	34,060	34,060	8,515	0	0	0	0	0	0	0	0
TESORERIA DE LA FEDERACION (1)	24/12/2006	2.19	0	0	0	45,564	47,116	23,743	23,743	0	0	0	0	0	0	0
ARRENDADORA INBURSA (3)	30/06/2004	8.74	3,867	580	0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			3,867	1,300,580	0	1,697,194	1,009,454	764,883	297,828	0	0	9,190,684	8,872,761	3,743,406	3,240,011	2,613,895
STOCK EXCHANGE
LISTED IN THE MEXICAN STOCK EXCHANGE
UNSECURED DEBT
PAPEL COMERCIAL ** (2)	07/02/2003	8.29	167,846	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 02-2 (4)	10/02/2005	8.34	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 02 (4)	09/02/2007	8.60	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 01, 02-3 Y 02-4 (2)	31/05/2012	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADO BURSATIL TELMEX 01-2 (4)	26/10/2007	8.70	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
8 1/4% SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	15,468,750	0
4.25% CONVERTIBLE SECURITIES DUE 2004 (2)	15/06/2004	4.25	0	0	0	0	0	0	0	0	0	0	10,312,500	0	0	0
TOTAL STOCK EXCHANGE			167,846	7,450,000	0	0	0	0	0	0	0	0	10,312,500	0	15,468,750	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS
OTHER CURRENT LIABILITIES			16,818,471	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			16,818,471	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			16,990,184	8,750,580	0	1,697,194	1,009,454	764,883	297,828	0	0	9,190,684	19,185,261	3,743,406	18,708,760	2,613,895

NOTES:

  Interest rates:

Credits break down are presented with an integrated rate as follows:

  Libor plus margin
  Fixed Rate
  TIIE plus margin
  CETES
  The following rates were considered:

  Libor at 6 months in U S dollars is equivalent to 1.38 at December 31, 2002.

  TIIE at 28 days is equivalent to 8.535 at December 31, 2002.

  CETES at 91 days is equivalent to 7.34 at December 26, 2002.

  CETES at 182 days is equivalent to 7.8 at December 26, 2002.

  * Syndicated Credit Bank Agent
  ** The corresponding documents to this debt are DGE 182 10232 dated

  April 15, 2002, DGE 311 14611 dated Jun 1, 2002 and DGE 582 14882 dated October 18, 2002.

  The suppliers' Credits are reclasified to Banks Loans because in this document, SIFIC/ICS, Long Term opening to Suppliers' does not exist.

Exchange rates used:

Liabilities in foreign currency

Exchange rates at end of the month.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,521,637	10.3125
FRENCH FRANC (F.F.)	163,393	1.6493

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6 CONSOLIDATED

Final printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS
1. INCOME
EXPORTS	552,115	5,262,408	0	0	5,262,408
OTHER	0	0	0	0	0
TOTAL	552,115	5,262,408	0	0	5,262,408
2. EXPENDITURE
IMPORT (RAW MATERIALS )	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,186,892	11,501,448	0	0	11,501,448
TOTAL	1,186,892	11,501,448	0	0	11,501,448
NET BALANCE	(634,777)	(6,239,040)	0	0	(6,239,040)
FOREIGN MONETARY POSITION
TOTAL ASSETS	807,628	8,328,669	0	0	8,328,669
LIABILITIES POSITION	5,521,637	56,941,881	26,132	269,484	57,211,365
SHORT TERM LIABILITIES POSITION	1,053,619	10,865,446	2,175	22,432	10,887,878
LONG TERM LIABILITIES POSITION	4,468,018	46,076,435	23,957	247,052	46,323,487
NET BALANCE	(4,714,009)	(48,613,212)	(26,132)	(269,484)	(48,882,696)

NOTES:

EXCHANGE RATES USED:

TRADE BALANCE IN FOREIGN EXCHANGE:

THE AVERAGE MONTLY EXCHANGE RATES PUBLISHED BY BANCO DE MEXICO.

ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

EXCHANGE RATES AT END OF THE MONTH.
CURRENCY	AMOUNT	E.R.

DOLLAR (U.S.)	5,521,637	10.3125
FRENCH FRANC (F.F.)	163,393	1.6493

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7 CONSOLIDATED

Final printing
	MONETARY	MONETARY	(ASSET) LIABILITIES	MONTHLY	MONTHLY
MONTH			MONETARY		(PROFIT)
	ASSETS	LIABILITIES	POSITION	INFLATION	AND LOSS

JANUARY	31,027,382	89,301,410	58,274,028	0.92	536,121
FEBRUARY	29,712,167	86,700,530	56,988,363	0.06	(34,193)
MARCH	31,768,376	86,801,951	55,033,575	0.51	280,671
APRIL	32,954,797	86,358,850	50,528,467	0.55	293,722
MAY	33,160,637	83,470,831	50,508,962	0.20	100,620
JUNE	35,284,013	85,812,480	48,112,373	0.49	247,589
JULY	34,942,345	85,451,307	47,219,345	0.29	146,476
AUGUST	36,400,666	84,513,039	48,112,373	0.38	182,827
SEPTEMBER	42,282,717	89,502,062	47,219,345	0.60	283,316
OCTOBER	42,871,093	90,549,355	47,678,262	0.44	209,784
NOVEMBER	43,668,688	88,634,775	44,966,087	0.81	364,225
DECEMBER	42,385,423	85,028,314	42,642,891	0.44	187,629
ACTUALIZATION :					74,661
CAPITALIZATION :					0
FOREIGN CORP. :					0
OTHER					(78,354)
TOTAL					2,795,094

NOTES:

A) THE MONTH OF FEBRUARY HAD DEFLATION. THE FORMAT SIFIC/ICS DOES NOT ACCEPT NEGATIVE SIGNS IN THE MONTHLY INFLATION COLUMN.

B) IN THIS ANNEX, THE MONTHLY LOSS EFFECT IS PRESENTED WITH A DEBIT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8 CONSOLIDATED

Final printing
FINANCIAL LIMITED BASED IN ISSUED DEED AND /OR TITLE

DOES NOT APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

DOES NOT APPLY

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

DOES NOT APPLY

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

PLANTS, COMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 CONSOLIDATED

Final printing
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOT AVAILABLE		0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

MAIN RAW MATERIALS

ANNEX 10 CONSOLIDATED

Final printing
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	COST PRODUCCION (%)

NOT AVAILABLE				0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

DOMESTIC SELLS

ANNEX 11 CONSOLIDATED

Final printing
	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS
LOCAL SERVICE				53,189,874
LONG DISTANCE SERVICE				35,841,882
INTERCONNECTION				15,560,138
OTHERS				5,736,042
TOTAL				10,327,936

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR: 2002

FOREIGN SELLS

ANNEX 11 CONSOLIDATED

Final printing
	TOTAL PRODUCTION		NET SELLS		MARKET	MAIN
MAIN PRODUCTS					SHARE
	VOLUME	AMOUNT	VOLUME	AMOUNT	(%)	TRADEMARKS	COSTUMERS

NET SETTLEMENT				2,531,781

TOTAL				2,531,781

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 CONSOLIDATED

Final printing
NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31 st OF:		2001		63,415,935

Number of shares Outstanding at the Date of the NFEA :				13,164,847,668
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
1st.	A, AA y L.	13,076,877,931	31/03/2002	1,608,080

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFEA FROM THE PERIOD JANUARY 01 TO DICEMBER 31, OF 2002.

FISCAL EARNINGS			19,481,442
- DETERMINED INCOME			6,818,505
+ DEDUCTED WORKER'S PROFIT			0
- DETERMINED WORKER			0
- DETERMINED RFE			0
- NON DEDUCTABLES			76,821
NFEA OF PERIOD			12,586,116

DETERMINATION OF THE NFEA OF THE PRESENT YEAR
(Present year Information)
NFEA BALANCE TO 31 OF DECEMBER OF 2002			83,294,189

Number of shares Outstanding at the Date of NFEA :			12,777,101,725
( Units )

MODIFICATION BY COMPLEMENTARY
NFEA BALANCE TO DECEMBER 31 OF 2001			0

Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

ANNEX 12 A CONSOLIDATED

Final printing
NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31 st OF:		2001		13,867,316

Number of shares Outstanding at the Date of the NFEAR:				13,164,847,668
( Units)

	ARE THE FIGURES FISCALLY AUDITED?			ARE THE FIGURES FISCALLY

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER	SERIAL	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT
2nd.	A, AA y L.	13,029,228,431	30/06/2002	1,789,625
3rd.	A, AA y L.	12,851,401,331	30/09/2002	1,775,975
4	A, AA y L	12,777,101,725	31/12/2002	1,759,532

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFEAR FROM THE PERIOD JANUARY 01 TO DECEMBER 31, OF 2002.
FISCAL EARNINGS:
+DEDUCTED WORKERS PROFIT SHARING			0
-DETERMINED INCOME TAX			0
-NON-DEDUCTABLES			0

-(+) EARNINGS (LOSS) FROM FOREING OF PROFIT			0
DETERMINED RFE OF THE FISCAL YEAR			0
- INCOME TAX (DEFERED ISR)			0
* FACTOR TO DETERMINE THE NFEAR			0
NFER FROM THE PERIOD			0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD
NFEAR BALANCE TO 31 OF DECEMBER OF 2002			3,491,639
Number of shares Outstanding at the Date of the NFEAR			12,777,101,725
( Units )

MODIFICATION BY COMPLEMENTARY
NFEAR BALANCE TO DECEMBER 31 OF 2001			0
Number of shares Outstanding at the Date of NFEA :			0
( Units )

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:3

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing
	NOMINAL	VALID	NUMBER OF SHARES				CAPITAL STOCK
SERIAL	VALUE	CUPON	FIXED	VARIABLE		PUBLIC	(Thousands of Pesos)
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.025		289,068,570	0		289,066,570	7,227	0
AA	0.025		4,136,480,585	0	4,136,480,585	0	103,412	0
L	0.025		8,351,554,570	0		8,351,554,570	208,789	0
TOTAL	0.025		12,777,101,725	0	4,136,480,585	8,640,621,140	319,428	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:
	12,777,101,725
SHARES PROPORTION BY:
CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

	REPURCHASED OWN SHARES

		NUMBER OF	MARKET VALUE OF THE SHARE
	SERIAL	SHARES	AT REPURCHASE		AT QUARTER

	L	387,745,943	15.67160		15.81300

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER:4

TELEFONOS DE MEXICO, S.A. DE C.V. YEAR:2002

CONSOLIDATED

Final printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. ADOLFO CEREZO PEREZ	C.P. EDUARDO ROSENDO GIRARD
CHIEF FINANCIAL OFFICER	COMPTROLLER

MEXICO, D.F., AT FEBRUARY 03 OF 2003.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE:TELMEX QUARTER: 3 YEAR:2002

TELEFONOS DE MEXICO, S.A. DE C.V.

INFORMACION GENERAL

DATOS GENERALES DE LA EMISORA
RAZON SOCIAL:	TELEFONOS DE MEXICO, S.A. DE C.V.
DOMICILIO:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
CODIGO POSTAL:	06599
CIUDAD Y ESTADO:	MEXICO, D.F.
TELEFONO:	52 22 12 12
FAX:
E-MAIL:
DIRECCION INTERNET:

DATOS FISCALES DE LA EMISORA
RFC EMPRESA:	TME 840315KT6
DOMICILIO FISCAL:	PARQUE VIA 198,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.

RESPONSABLE DE PAGO
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 - PISO 5, OFICINA 501
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

DATOS DE LOS FUNCIONARIOS
PUESTO BMV	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. CARLOS SLIM HELU
DOMICILIO:	AV. PASEO DE LAS PALMAS NO. 750,
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	56 25 49 00
FAX:	55 20 15 10
E-MAIL:

PUESTO BMV	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JAIME CHICO PARDO
DOMICILIO:	PARQUE VIA 190 PISO 10, OFICINA 1001,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	55 46 15 46 & 52 22 51 52
FAX:	57 05 00 39
E-MAIL:

PUESTO BMV	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	ING. ADOLFO CEREZO PEREZ
DOMICILIO:	PARQUE VIA 190 PISO 10, OFICINA 1016,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 57 80 & 52 22 51 44
FAX:	52 55 15 76
E-MAIL:

PUESTO BMV	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	2do. RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIM.
PUESTO:	GERENTE DE INTEGRACION CONTABLE CORPORATIVA
NOMBRE:	C.P. WALTERIO FLORES ARIAS
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 503,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 18 03 & 52 22 18 04
FAX:	57 05 07 29
E-MAIL:

PUESTO BMV	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 - PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. SERGIO MEDINA NORIEGA
DOMICILIO:	PARQUE VIA 190 PISO 2, OFICINA 202,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 14 25 & 52 22 57 42
FAX:	55 46 43 74
E-MAIL:

PUESTO BMV	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACION CON INVERSIONISTAS
NOMBRE:	LIC. ALEJANDRO MARTINEZ ALTAMIRANO
DOMICILIO:	PARQUE VIA 198 PISO 7, OFICINA 701,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 03 39 90
FAX:	55 45 55 50
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. EDUARDO ROSENDO GIRARD
DOMICILIO:	PARQUE VIA 198 PISO 5, OFICINA 501,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	57 22 53 95
FAX:	52 50 80 54
E-MAIL:

PUESTO BMV	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	GERENTE DE VALORES
NOMBRE:	ACT. TERESA CURRIELCHE CRUZ
DOMICILIO:	PARQUE VIA 198 PISO 2, OFICINA 201,
COLONIA:	CUAUHTEMOC
C. POSTAL:	06599
CIUDAD Y ESTADO::	MEXICO, D.F.
TELEFONO:	52 22 55 34
FAX:	52 54 59 55
E-MAIL: